1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

February 26, 2021

VIA EDGAR

Mr. Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 823 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comment you provided to me during a telephonic discussion on February 25, 2021 with respect to your review of Post-Effective Amendment No. 823 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission on December 18, 2020 and the Registrant’s responses to comments you conveyed to me on February 3, 2021. We have reproduced your comment below, followed by the Registrant’s response. Capitalized terms have the meanings attributed to such terms in the registration statement.

Comment: Please provide examples of the types of environmental, social and governance (“ESG”) factors that the Adviser considers.

Response: The Registrant has added the following disclosure to the “Investment Management Approach—Principal Investment Strategies—GSAM Value Team’s Investment Philosophy” sub-section of the Prospectus:

“ESG factors that the GSAM Value team may consider include, but are not limited to, carbon intensity and emissions profiles, workplace health and safety, community impact, governance practices and stakeholder relations, employee relations, board structure, transparency and management incentives.”

In addition, the Registrant has added the following disclosure to the “Investment Management Approach—Principal Investment Strategies—GSAM Fixed Income Team’s Investment Philosophy” sub-section of the Prospectus:

“ESG factors that the GSAM Fixed Income Team may consider include, but are not limited to, physical risk (e.g., wildfires, floods, droughts and rising sea levels), carbon intensity and emissions profiles, workplace health and safety, cyber risk, social unrest and equity, governance practices and stakeholder relations, employee relations, board structure and management incentives.”

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3392 if you wish to discuss this correspondence further.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian

cc:	Lindsey Edwards, Goldman Sachs Asset Management, L.P.

Brenden P. Carroll, Dechert LLP